St. John & Wayne, L.L.C. ATTORNEYS AT LAW __________________	HERON TOWER 70 EAST 55TH STREET NEW YORK, NEW YORK 10022 (212) 446-5000 TELECOPIER (212) 446-5055

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DIRECT DIAL: (973) 491 - 3397
DIRECT FAX: (973) 491 - 3471
E-MAIL: dschiff@stjohnlaw.com

December 22, 2005

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010
Attn: Jim B. Rosenberg

Re:	IGI, Inc.
Form 10-K for Fiscal Year ended December 31, 2004
Form 10-Q for Fiscal Quarter ended March 31, 2005
Form 10-Q for Fiscal Quarter ended June 30, 2005
File No. 1-08568

Dear Mr. Rosenberg:

      Upon further consideration and after discussions with the auditors of IGI, Inc. (the "Company"), the Company has amended (i) its Annual Report on Form 10-K for December 31, 2004 to indicate the ineffectiveness of its internal controls at December 31, 2004 because of material weaknesses therein, and (ii) its Quarterly Reports on Form 10-Q for March 31, 2005 and June 30, 2005 to indicate the continued ineffectiveness of its internal controls for the quarters ended March 31, 2005 and June 30, 2005, despite the remedial actions that the Company has taken to correct these material weaknesses.

In addition, as requested, the Company has removed the phrase "Other than the material weaknesses discussed above" from paragraph 3 of the proposed revisions to Item 9A. of its Form 10-K/A.

All of the certifications of the Chairman and Chief Executive Officer and the Vice President of Finance of the Company have been updated to reflect the date of the amended filings.

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St. John & Wayne, L.L.C.

Jim B. Rosenberg
December 22, 2005
Page 2

      The Company trusts that this letter has adequately addressed your remaining questions and requirements. However, if you have any further questions or comments, please feel free to contact me at 973-491-3397. Thank you for your assistance with this matter.

Very truly yours,

/s/ David B. Schiff

David B. Schiff, Esq.

Enclosures
cc:	Frank Gerardi
William P. Oberdorf, Esq.

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